EXHIBIT 21.1

Legacy Reserves LP
Subsidiaries

Entity	Jurisdiction of Formation
Binger Operations, LLC (50% non-controlling interest)	Oklahoma
Legacy Reserves Operating GP LLC	Delaware
Legacy Reserves Operating LP	Delaware
Legacy Reserves Services Inc.	Texas
Legacy Reserves Finance Corporation	Delaware